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                          February 2, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 17 to
Registration Statement on Form S-1
                                                            Filed January 17,
2023
                                                            File No. 333-260183

       Dear Christer Ros  n:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Margaret
Sawicki at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance
 Christer Ros  n
Jupiter Neurosciences, Inc.
FirstName2,LastNameChrister
February    2024            Ros  n
Page  2
Comapany   NameJupiter Neurosciences, Inc.
February 2, 2024 Page 2                      Office of Life Sciences
FirstName LastName